                                                                    EXHIBIT 99


WANT & ENDER, CPA, P.C.
-------------------------------------------------------------------------------
CERTIFIED PUBLIC ACCOUNTANTS                     37 East 28th Street, 8th Floor
                                                             New York, NY 10016
MARTIN ENDER, CPA                                      Telephone (212) 684-2414
STANLEY Z. WANT, CPA, CFP                                   Fax: (212) 684-5433




                          INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of Directors:
REDOX TECHNOLOGY CORPORATION

We have audited the accompanying balance sheet of REDOX TECHNOLOGY CORPORATION at December 31, 1997 and the related statements of income and retained earnings, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining on a test basis, evidence supporting the amounts and diclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not yet begun operations, and as such, has sustained recurring losses. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of REDOX TECHNOLOGY CORPORATION at December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ Martin Ender
----------------------------
Martin Ender
Want & Ender CPA, P.C.
Certified Public Accountants


New York, NY
March 11, 1998

                          ReDOX TECHNOLOGY CORPORATION
                          (Formerly DCUSA Corporation)
-------------------------------------------------------------------------------


                                  BALANCE SHEET
                                      as of
                                December 31, 1997


                           ASSETS

CURRENT ASSETS:

     Cash on Hand                                     $      242.26
                                                      -------------
          TOTAL CURRENT ASSETS                        $      242.26
                                                      -------------

FIXED ASSETS: (See Note 3)

     Office Equipment                                 $    8,394.76
     Accumulated Depreciation: Office Equipment          (6,718.00)
     Furniture & Fixtures                                 20,302.74
     Accumulated Depreciation: Furn. & Fixt.            (14,400.00)
                                                      -------------
          TOTAL FIXED ASSETS                          $    7,579.50
                                                      -------------

OTHER ASSETS:

     License Agreement (See Note 12)                  $   20,000.00
     Patent (See Notes 4 and 9)                            1,500.00
     Security Deposits                                     1,159.10
     Goodwill (See Note 5)                                50,000.00
     Organization Costs                                      250.00
         (Net of accumulated amortization $500)
                                                      -------------
          TOTAL OTHER ASSETS                          $   72,909.10
                                                      -------------

                                                      -------------
TOTAL ASSETS                                          $   80,730.86
                                                      =============

                          ReDOX TECHNOLOGY CORPORATION
                          (Formerly DCUSA Corporation)
-------------------------------------------------------------------------------

                                  BALANCE SHEET
                                      as of
                                December 31, 1997


                  LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

     Accounts Payable                                      $     1,698.60
                                                           --------------

STOCKHOLDERS' EQUITY:

     Common Stock, par value $.00005 per share
     100,000,000 authorized. 45,700,000 issued and
     outstanding.(See Notes 6 and 11)                      $     2,285.00

     Convertible Preferred Stock, par value $.001
     10,000,000 shares authorized.  6,000,000 shares
     issued and outstanding.                                     6,000.00

Additional Paid-in Capital (See Notes 6 and 11)                478,346.71

Accumulated Deficit - December 31, 1997                      (407,599.45)
                                                           -------------

     Total Stockholders' Equity                            $    79,032.26


TOTAL LIABILITIES AND EQUITY                               $    80,730.86
                                                           ==============

                          ReDOX TECHNOLOGY CORPORATION
                          (Formerly DCUSA Corporation)
-------------------------------------------------------------------------------


                    STATEMENT OF INCOME AND RETAINED EARNING
                               for the year ending
                                December 31, 1997


INCOME:
     Revenues                                          $       108.67
                                                       --------------
          TOTAL REVENUES                               $       108.67
                                                       --------------

EXPENSES:
     Auto Expense                                      $     1,283.39
     Dues and Subscriptions                                  5,375.70
     Office Expenses                                         8,282.65
     Professional Fees                                      20,818.41
     Rent                                                   16,316.97
     Telephone Expenses                                      5,221.99
     Local Travel                                            6,831.25
     Miscellaneous Tax                                         227.05
     Public Relations                                        3,069.62
     Interest                                                    1.21
     Travel and Entertainment                                  920.87
     Depreciation                                            5,280.00
     Amortization                                                0.00
                                                       --------------
          TOTAL  EXPENSES                              $    73,629.11
                                                       --------------


NET INCOME/(LOSS) FOR THE PERIOD                       $  (73,520.44)

ACCUMULATED DEFICIT - JANUARY 1, 1997                  $ (334,079.01)
                                                       --------------
                                                       --------------
ACCUMULATED DEFICIT - DECEMBER 31, 1997                $ (407,599.45)
                                                       ==============

                          ReDOX TECHNOLOGY CORPORATION
                          (Formerly DCUSA Corporation)
-------------------------------------------------------------------------------


                        STATEMENT OF STOCKHOLDERS' EQUITY
                                      as of
                                December 31, 1997


COMMON STOCK - $.00005 par value
     Authorized - 100,000,000 shares
     Issued - 45,400,000 shares                      $      2,270.00

Addtional Paid-in Capital                                 388,875.13

Accumulated Deficit                                     (334,079.01)
                                                     ---------------
                                                     ---------------
STOCKHOLDERS' EQUITY - JANUARY 1, 1997               $     57,066.12
                                                     ===============


     COMMON STOCK: Issued - 300,000                            15.00

     PREFERRED STOCK: Issued - 6,000,000             $      6,000.00

Addtional Paid-in Capital (See Note 6)                     89,471.58

Net profit/(loss) for the period
     January 1, 1997 to December 31, 1997                (73,520.44)
                                                     ---------------
                                                     ---------------
STOCKHOLDERS' EQUITY - DECEMBER 31, 1997             $     79,032.26
                                                     ===============

                          ReDOX TECHNOLOGY CORPORATION
                          (Formerly DCUSA Corporation)
-------------------------------------------------------------------------------


                             STATEMENT OF CASH FLOW
                                 for year ended
                                December 31, 1997
                                                            Current Year
                                                              12-31-97

Cash Flows from Operating Activities
NET INCOME                                                 $  (73,520.44)
                                                           --------------

Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
     Depreciation and Amortization                         $     5,280.00
     Increase/(Decrease) in Accounts Paybles                     1,133.60
                                                           --------------
          Total Adjustments                                $     6,413.60
                                                           --------------
NET CASH PROVIDED (Used) BY OPERATING ACTIVITIES           $  (67,106.84)
                                                           --------------

Cash Flows from Investing Activities
     Cash Payments for the Purchase of Property            $   (2,302.74)
     (Increase)/Decrease in Other Assets                      (20,000.00)
                                                           --------------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES           $  (22,302.74)
                                                           --------------

Cash Flows from Financing Activities
     Proceeds from Issuance of Common Stock                $        15.00
     Proceeds from Additional Paid-in Capital                   89,471.58
                                                           --------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES           $    89,486.58

Net Increase/(Decrease) in Cash                            $        77.00
Cash at Beginning of Period                                        165.26
                                                           --------------
CASH AT END OF PERIOD                                      $       242.26
                                                           ==============

                          ReDOX TECHNOLOGY CORPORATION
                          (Formerly DCUSA Corporation)
-------------------------------------------------------------------------------




                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

NOTE 1.  NATURE OF BUSINESS

REDOX TECHNOLOGY CORPORATION, was incorporated on April 25, 1988, under the laws of the State of Delaware. The original name of the corporation was DCUSA CORPORATION. DCUSA Management referred to the company as a "blind pool" or "blank check" company. Its primary business was to obtain an acquisition and/or merger transaction whereby its stockholders would benefit. On June 1, 1993, the name of the corporation was changed to REDOX TECHNOLOGY CORPORATION. During 1993, the Company acquired a pending patent and all rights thereto which REDOX Management intends to develop for commercial purposes.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

         INCOME TAXES:

         The Company is currently operating at a loss. It has therefore not provided for income taxes.

         ORGANIZATION COSTS:

         The Company has capitalized the costs of organization and registration of its securities. Amortization is computed on a straight-line basis over sixty months commencing April 25, 1988. The Company is no longer amortizing its organizational costs. These costs will be written off at such time that it may be determined that the company has been unsuccessful in its efforts to attract a suitable partner.

NOTE 3.  FIXED ASSETS

In January 1994, the Company received furniture and office equipment from Mr. Richard Szymanski as part of a Sale Contract and Bulk Transfer Agreement between Mr. Szymanski and the Company. The assets have been recorded in the books at their fair market value of $25,000.

NOTE 4.  PATENT ACQUISITION

On April 9, 1993 the Company acquired all interest in a U.S. Patent Pending application titled "EMERGENCY RESERVE BATTERY". It involves high density energy technology to enhance battery cells. The rights to the patent pending were acquired in exchange for fifteen million (15,000,000) shares of par value .0001 per share, with actual value of the intellectual property so acquired to be determined by an independent agency. For purpose of financial statements, the value is shown as $1,500. Management decided to record the property on the books at the aggregate par value $1,500. The value of this property is computed at $5,200,000. This value has been determined by Battelle Memorial Institute which is an independent valuation agency.

                          ReDOX TECHNOLOGY CORPORATION
                          (Formerly DCUSA Corporation)
-------------------------------------------------------------------------------




                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

NOTE 4.  PATENT ACQUISITION (continued)

On August 18, 1997, REDOX executed an exclusive agreement with Clark University, an option to elect a royalty bearing, limited terms, license to the Patent Rights in the novel Aluminum-Sulfur Battery developed by Stuart Licht at Clark University.

Such exclusivity to apply to the electronics industry and for space applications. The company paid $20,000.00 for the exclusive use of these patents for the electronics industry and space application.

NOTE 5.  GOODWILL

This represents amounts paid for the acquisition of DCUSA Corporation by Richard Szymanski. This is reflected on the books as Additional Paid-In Capital.

NOTE 6.  COMMON STOCK

On April 9, 1993, the number of outstanding shares of the Company's Common Stock was increased by fifteen million (15,000,000) shares. These fifteen million (15,000,000) shares were issued to Richard A. Szymanski in exchange for assignment of all rights to the pending patent application (See Note 4 above).

On July 1, 1996, the Board of Directors approved and issued a stock option to purchase 1,000,000 shares to C. D. Douglas, said option to be exercised by July 1, 1998. Said option was exercised by Mr. Douglas.

NOTE 7.  ADDITIONAL PAID-IN CAPITAL

The cost of furniture and equipment acquired during the year was $0 (See Note
3). The fair market value has been determined at $25,000. The corporation has decided to record the asset in the books at the fair market value. The difference between the acquisition cost and the fair market value has therefore been transferred to additional paid-in capital.

As of March 31, 1994, the corporation was utilizing capital borrowed from its principal shareholder, Richard A. Szymanski. The principal and interest due on the note as of December 31, 1993 was $88,358, and the principal and interest due as of March 31, 1994 was $120,539, there having been an additional $32,181 accrued during the first quarter 1994. As per an agreement with Mr. Szymanski, the entire balance due to him was converted to Additional Paid-In Capital. For all of 1994, that amount was $186,023, there has been $153,842 directly posted to Additional Paid-In Capital during the second, third, and fourth quarters of 1994, in addition to the $32,181 transferred thereto from the first quarter of 1994. During 1995 an additional $33,212 has been contributed to Additional Paid-In Capital by Richard A. Szymanski. During 1996 an additional amount of $80,636 was contributed to Additional Paid-In Capital by Richard Szymanski. For the year ending December 31, 1997 an additional amount of $89,457 has been contributed by Richard Szymanski.

                          ReDOX TECHNOLOGY CORPORATION
                          (Formerly DCUSA Corporation)
-------------------------------------------------------------------------------

NOTE 8.  CHANGE OF FISCAL YEAR

On June 16, 1993, the Board of Directors approved the change of fiscal year of the corporation from beginning on June 1 and ending on May 31, to beginning on January 1 and ending December 31.

NOTE 9. ALTERATIONS TO PREVIOUS FINANCIAL STATEMENTS FOR THE SAME PERIOD.

The original audited balance sheet as of March 31, 1994, recognized the patent at its fair market value of $5,200,000 (See Note 4), with the corresponding value assigned to Additional Paid-In Capital. Management decided to revise the March 31, 1994 financial statement to recognize the patent's value at $1,500, with corresponding value assigned to Additional Paid-In Capital.

NOTE 10.  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Because the Company has not yet commenced operations, it is entirely dependent upon the continued contributions of capital and other resources provided by its principals until such time as sufficient capital can be raised from other sources (e.g. from the sale of the Company's authorized but unissued Common stock) to commence production for sale of its products. Therefore, the assumption that the Company is a going concern, is entirely determined upon the uncertain ability of the Company to raise capital in such an amount as would be necessary to commence operations and produce sufficient cash flow therefrom to survive.

NOTE 11.  ADJUSTMENTS TO STOCKHOLDERS' EQUITY ENTRIES

The sum of Fifteen Dollars ($15.00) has been transferred from Additional Paid-In Capital to Common Stock at Par Value. This has been done to reflect the par value of all of the Company's Common Stock outstanding.

The sum of Six Thousand Dollars ($6,000) has been transferred from Additional Paid-In Capital to Preferred Stock. This has been done to reflect the par value of all of the Company's Preferred Stock outstanding.

NOTE 12.   LICENSE AGREEMENT

The Company executed a license agreement with Clark University for the exclusive use of their patented technology in certain industries. The Company paid Twenty Thousand Dollars ($20,000) for the use of this technology and will pay a royalty to Clark University on products sold as a result of using the technology.